02036439

P.E 5.1.02

045375

1

There are a total of 13 Pages Contained in this manually signed Original and any Exhibits or Attachments Hereto.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

PROCESSED
MAY 2 0 2002
THOMSON
FINANCIAL

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2002

RECEIVED
MAY 1 5 2002
164
PROCESSING SECTION

RADA ELECTRONIC INDUSTRIES LIMITED

(Name of Registrant)

7 Giborei Israel Street, Netanya 42504, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

RADA ELECTRONIC INDUSTRIES LTD.

6-K Items

1. Rada Electronic Industries Ltd. Proxy Statement for Extraordinary Meeting to be held June 9, 2002.

2. Rada Electronic Industries Ltd. Proxy Card.

Item 1

RADA ELECTRONIC INDUSTRIES LTD.

NOTICE OF AN EXTRAORDINARY MEETING OF SHAREHOLDERS

Rada Electronic Industries Ltd. Shareholders:

We cordially invite you to an Extraordinary Meeting of Shareholders. It will be held at 10:00 a.m. on Sunday, June 9, 2002, in our offices at 7 Giborei Israel Street, Netanya, Israel.

The purpose of the meeting is to consider and vote upon the following matter:

1. Approval of the sale of our ordinary shares, par value NIS 0.005 per share, and warrants to purchase additional ordinary shares to certain of our major shareholders in a private placement and the conversion of loans from our controlling shareholder into our ordinary shares.

The Board of Directors recommends that you vote in favor of the proposal described in the attached Proxy Statement.

You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Herzle Bodinger, Chairman

BY ORDER OF THE BOARD OF DIRECTORS
Sarit Molcho, Corporate Secretary
May 9, 2002

PROXY STATEMENT

This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. to be voted at the Extraordinary Meeting of Shareholders, or the Meeting, to be held on Sunday, June 9, 2002 and any adjournment thereof. This Proxy Statement and enclosed proxy card are being mailed to shareholders on or about May 10, 2002.

Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the above proposal, which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

As of May 9, 2002, the record date for determination of shareholders entitled to vote at the Meeting, there were 13,816,839 ordinary shares outstanding. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.005 per share. The presence of two shareholders, holding at least one third of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. The approval of the proposal requires either (i) the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy and voting thereon, provided that at least one third of the non-interested shareholders represented and voting at the Meeting are included in the majority; or (ii) that the total shareholdings of those who have no personal interest in the transaction who vote against the proposal do not represent more than 1% of the voting rights in our company.

A broker who is the record owner of ordinary shares beneficially owned by a customer will have discretionary authority to vote such ordinary shares for the proposal set forth herein if the broker has not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this Proxy Statement was transmitted to the beneficial owner at least 15 days before the Meeting. Abstentions and broker "non-votes" are not counted in determining the outcome of the matter being acted upon. They are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

We have received indications from our principal shareholders, including Mr. Howard P.L. Yeung and Horsham Enterprises Ltd., which together hold approximately 34.1% of our issued and outstanding ordinary shares that they presently intend to vote in favor of the proposal to be acted upon at the Meeting.

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of May 9, 2002, regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each of our directors and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Howard P.L. Yeung (3)(4)	4,948,080	35.2%
Kenneth Yeung (5)	1,350,086	9.8
Herzle Bodinger (6)	240,000	1.7
Asaf Agmon (7)	24,000	*
Adrian Berg (8)	96,600	*
Roy Kui Chuen Chan (8)	96,600	*
Hava Snir	—	—
Zvi Tropp	—	—
All officers and directors as a group (10 persons) (9)	642,400	4.4%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the record date are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 13,816,839 ordinary shares issued and outstanding as of May 9, 2002.

(3) Of the 4,948,080 ordinary shares, 1,350,086 shares are held directly by Horsham Enterprises Ltd., a corporation incorporated in Hong Kong. Messrs. Howard P.L. Yeung and his brother, Kenneth Yeung, are the beneficial owners, in equal shares, of Horsham Enterprises Ltd. Accordingly, the Messrs. Yeung may be deemed to be the beneficial owners of the ordinary shares held by Horsham Enterprises Ltd.

(4) Includes 235,912 ordinary shares issuable upon the exercise of currently exercisable warrants issued to Mr. Howard P.L. Yeung.

(5) All such shares are held directly by Horsham Enterprises Ltd.

(6) Includes 200,000 ordinary shares issuable upon the exercise of currently exercisable warrants at exercise prices of $3.0625 (40,000 warrants), $6.125 (40,000 warrants) and $3.175 (120,000 warrants) per share. Of such warrants, 80,000 warrants do not have an expiration date and 120,000 warrants expire in November 2009. Also includes 40,000 ordinary shares subject to currently exercisable options granted under our stock option plan, at an exercise price of $3.469 per share. Such options expire in April 2007.

(7) All such ordinary shares are issuable upon the exercise of currently exercisable warrants, at an exercise price of $3.75 per share. Such warrants expire in November 2009.

(8) Includes 80,000 ordinary shares issuable upon the exercise of currently exercisable warrants, at an exercise price of $3.75 per share. Such warrants expire in November 2009. Also includes 12,000 ordinary shares subject to currently exercisable options granted under our 1996 stock option plan, at an exercise price of $3.938 per share. Such options expire in November 2007.

(9) Includes 119,200 ordinary shares issuable upon the exercise of currently exercisable options, and 304,000 ordinary shares issuable upon the exercise of currently exercisable warrants.

APPROVAL OF THE SALE OF OUR ORDINARY SHARES AND WARRANTS TO PURCHASE ADDITIONAL ORDINARY SHARES TO CERTAIN OF OUR MAJOR SHAREHOLDERS IN A PRIVATE PLACEMENT AND THE CONVERSION OF LOANS FROM OUR CONTROLLING SHAREHOLDER INTO OUR ORDINARY SHARES

On March 13, 2002, our company received a letter from the staff of the Nasdaq Stock Market, Inc. indicating that we currently fail to comply with either the net tangible assets or the stockholders' equity requirements for continued listing as set forth in the Nasdaq Marketplace Rule 4450(a)(3), and that our securities are, therefore, subject to delisting from The Nasdaq National Market. In order to retain our listing on the Nasdaq Stock Market, our Board of Directors decided that our company should seek to transfer the listing of its ordinary shares to the Nasdaq SmallCap Market. On April 11, 2002, the Nasdaq staff notified us that our request to be transferred to the Nasdaq SmallCap Market was denied. We have appealed the Nasdaq staff's determination and the hearing of our appeal is set for May 16, 2002. No assurance can be given that the hearing panel of the Nasdaq Stock Market will rule in our favor and approve such transfer. In order to meet the maintenance requirements of such marketplace, our Board of Directors determined that our company should raise up to $2,300,000 in additional equity through the sale of securities in a private placement to a limited number of investors and by the conversion into equity of up to $1,350,000 in debt held by our controlling shareholder.

Our Board of Directors believes that the proceeds of the private placement and the conversion of the debt will provide our company with sufficient equity to meet its operating requirements through at least December 31, 2003 and will be sufficient for our company to comply with the Nasdaq SmallCap Market maintenance requirements through that date.

On April 28, 2002, our Board of Directors approved a stock purchase agreement, or the Purchase Agreement, with several of our major shareholders. Pursuant to the Purchase Agreement, the investors will purchase ordinary shares at a price per share which is equal to 70% of the average closing price of our ordinary shares for the last ten (10) trading days prior to the date of this Meeting. In addition, such investors will be issued warrants to purchase twice the number of ordinary shares that they purchased under the Purchase Agreement. Such warrants will be valid for five (5) years and be exercisable during the first 36 months after issuance at an exercise price of $2 per share, and thereafter, during the following 24 month period, at an exercise price which will be equal to the higher of: (i) $2 per share or (ii) 50% of the average closing price during the ten (10) trading days prior to an exercise date. The warrants contain certain anti-dilution provisions that could reduce the exercise price of the warrants in the event that we issue securities at a price below the exercise prices of the warrants. Pursuant to the Purchase Agreement, we have agreed to provide the investors with the right to cause us to file a registration statement with the Securities Exchange Commission commencing one year after the issuance date, to register the resale of the ordinary shares issued to them and the ordinary shares issuable upon exercise of the warrants. The investment pursuant to the Purchase Agreement is conditioned upon the approval of our request to be transferred to the Nasdaq SmallCap Market.

On June 5, 2001, we entered into an agreement with our controlling shareholder, Mr. Howard P.L. Yeung, pursuant to which he loaned our company $1,004,520. The purpose of the loan was to provide us with short term working capital. The loan was repayable on December 31, 2001 and carried interest of 10% per annum. In addition, we agreed to grant to Mr. Yeung two-year warrants to purchase 91,912 ordinary shares, at an exercise price of $2.176 per share.

On April 23, 2002, we entered into another loan agreement with Mr. Yeung, according to which he provided us with a $500,000 loan facility. The purpose of the facility was to provide us with short term working capital. The outstanding balance of the facility is repayable at the rate of $50,000 per month commencing on October 24, 2002 and carries interest of 10% per annum. We have currently drawn $350,000 of the facility.

Our Audit Committee and our Board of Directors are of the unanimous opinion that the terms of these loans were in line with the applicable market terms that existed at such time, that they were crucial for our company's financial security and in our best interest and that of our shareholders.

As part of our financing plan, our Board of Directors has requested, and Mr. Yeung has agreed, to convert up to $1,350,000 of the principal of his loans into ordinary shares at a price per share which is equal to 70% of the average closing price of our ordinary shares for the last ten (10) trading days prior to the date of this Meeting. In addition, Mr. Yeung will be issued warrants to purchase three times the number of ordinary shares that will be issued to him upon conversion of the loans. Such warrants will be valid for five (5) years and will be exercisable during the first 36 months at an exercise price of $2 per share, and thereafter, during an additional period of 24 months, at an exercise price which shall be equal to the higher of: (i) $2 per share or (ii) 50% of the average closing price of our ordinary shares during the ten (10) trading days prior to the exercise date. The warrants contain certain anti-dilution provisions that could reduce the exercise price of the warrants in the event that we issue securities at a price below the exercise prices of the warrants. In addition, we agreed to provide Mr. Yeung with the right to cause us to file a registration statement with the Securities Exchange Commission commencing one year after the issuance date, to register the resale of the ordinary shares issued to him and the ordinary shares issuable upon exercise of the warrants. The conversion of Mr. Yeung's loans into our ordinary shares is conditioned upon the approval of our request to be transferred to the Nasdaq SmallCap Market.

Our Audit Committee and our Board of Directors are of the unanimous opinion that these transactions are crucial for our company's financial security and are in our company's best interest and that of our shareholders. In the event our shareholders do not approve the proposal authorizing these transactions, we will be unable to comply with the maintenance requirements the Nasdaq Stock Market and our shares may lose their liquidity and may no longer be traded on a recognized securities market. Accordingly, our Board of Directors unanimously recommends a vote in favor of the following resolution.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, that the Stock Purchase Agreement by and between Rada Electronics Industries Ltd. and certain of our major shareholders, under which (i) the investors will purchase up to $1,300,000 of our ordinary shares at a price per share that is equal to 70% of the average closing price of our ordinary shares for the last ten (10) trading days prior to the date of this Meeting, and we will issue to the investors warrants to purchase twice the number of ordinary shares that were sold to them under the Purchase Agreement, (ii) the repayment of the principal amount of up to $1,350,000 of loans granted to us by Mr. Howard P.L Yeung, our controlling shareholder, through the conversion of such loans into ordinary shares, at a price per share that is equal to 70% of the average closing price of our ordinary shares for the last ten (10) trading days prior to the date of this Meeting, and (iii) the issuance of warrants to Mr. Yeung to purchase three times the number of our ordinary shares as will be issued upon the conversion of the principal amount of the loans as detailed above be and hereby are approved."

Under the Companies Law, the approval of the above resolution requires either (i) the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy and voting thereon, provided that at least one third of the non-interested shareholders represented and voting at the Meeting are included in the majority; or (ii) that the total shareholdings of those who have no personal interest in the transaction who vote against the proposal do not represent more than 1% of the voting rights in our company. For the purpose of this vote, shareholders who abstain shall be ignored.

The Board of Directors recommends a vote FOR the foregoing resolution.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Extraordinary Meeting other than those specifically set forth in the Notice of the Extraordinary Meeting and knows of no matters to be brought before the Extraordinary Meeting by others. If any other matters properly come before the Extraordinary Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors.

Sarit Molcho

Sarit Molcho
Corporate Secretary

Dated: May 9, 2002

Item 2

RADA ELECTRONIC INDUSTRIES LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Herzle Bodinger and Sarit Molcho, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS .005 per share, of Rada Electronic Industries Limited (the "Company" or "RADA"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary Meeting of Shareholders of the Company to be held on June 9, 2002 at 10:00 a.m., at the Company's offices, 7 Giborei Israel Street, Netanya 42504, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Extraordinary Meeting (receipt of which is hereby acknowledged):

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to inquire of you as to whether you have a controlling interest in RADA or a personal interest in the transactions underlying Proposal 1 to be voted on at the Meeting. If you do not mark "Yes" below, it will be assumed you have no controlling or personal interest in the proposal.

Do you have a controlling interest in RADA or a personal interest in the transaction underlying Proposal 1?

YES______

(To be Signed on Reverse Side)

12

Please date, sign and mail your
proxy card back as soon as possible!

Extraordinary Meeting of Shareholders
RADA ELECTRONIC INDUSTRIES LIMITED

June 9, 2002

Please Detach and Mail in the Envelope Provided

A [X] **Please mark your votes as in this example.**

	FOR	AGAINST	ABSTAIN
(1) Approval of the sale of the Company's ordinary shares, par value NIS 0.005 per share, and warrants to purchase additional ordinary shares to certain of the Company's major shareholders in a private placement and the conversion of loans from the Company's controlling shareholder into ordinary shares of the Company.	☐	☐	☐

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED ABOVE. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR APPROVAL OF THE SALE OF THE COMPANY'S ORDINARY SHARES AND WARRANTS TO PURCHASE ADDITIONAL ORDINARY SHARES TO CERTAIN OF THE COMPANY'S MAJOR SHAREHOLDERS IN A PRIVATE PLACEMENT AND THE CONVERSION OF LOANS FROM THE COMPANY'S CONTROLLING SHAREHOLDER INTO ORDINARY SHARES OF THE COMPANY.

Signature(s)____________________ Signatures, if held jointly____________________ Dated____________, 2002

NOTE: (Please sign exactly as name(s) appear(s) hereon. When signing as attorney, executor, administrator, trustee, guardian, or as an officer signing for a corporation, please give full title under signature.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By:____________________
Herzle Bodinger, Chairman

Date: May 15, 2002